Exhibit 99.2

INTERIM FINANCIAL REPORT

FIRST HALF 2025

Interim financial report	2
1. BUSINESS UPDATE	2
2. FINANCIAL HIGHLIGHTS	4
3. 2025 OUTLOOK	4
4. RISK FACTORS	5
5. FORWARD-LOOKING STATEMENTS	5
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2025 – Interim consolidated statement of financial position	6
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2025 - Interim consolidated statements of loss and other comprehensive loss	7
Unaudited condensed consolidated interim financial information as at and for the six months ended, June 30, 2025 - Interim consolidated statements of changes in equity	8
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2025 – Interim consolidated statements of cash flows	9
Notes to the unaudited condensed interim consolidated financial information	10
1. General information	10
2. Material accounting policies	10
3. Critical accounting estimates and assumptions	12
4. Segment reporting	12
5. Fair Value	12
6. Subsidiaries	13
7. Property, Plant and Equipment	13
8. Intangible assets	14
9. Right of use assets and lease liabilities	14
10. Other long-term receivables	14
11. Inventory	15
12. Trade receivables, Contract assets and Other receivables	15
13. Other current assets	16
14. Cash and cash equivalents	16
15. Financial assets	16
16. Share Capital, Share Premium, Reserves	17
17. Share-Based compensation	19
18. Financial Debt	23
19. Provisions	25
20. Trade payables	26
21. Income taxes and deferred taxes	26
22. Other liabilities	26
23. Foreign currency swaps and forwards	26
24. Results of operation	27
25. Employee benefits	31
26. Financial income	31
27. Financial expense	32
28. Loss Per Share (EPS)	32
29. Other commitments	33
30. Related Party Transactions	33
31. Events after the Balance-Sheet Date	35
Responsibility statement	36

INTERIM FINANCIAL REPORT

FIRST HALF 2025

1.BUSINESS UPDATE

A.   CLINICAL UPDATE

DREAM US: IDE PIVOTAL STUDY

Nyxoah initiated its pivotal DREAM IDE trial in the United States in December 2020 to support an application seeking FDA marketing authorization and, ultimately, reimbursement in the U.S. for bilateral hypoglossal nerve stimulation for the treatment of moderate-to-severe obstructive sleep apnea (“OSA”). The DREAM trial is a multicenter, prospective, open-label trial in which patients who undergo implantation of the Genio® system will be followed for five years post-implantation to assess the safety and efficacy of the Genio® system in patients with moderate-to-severe OSA.

The trial was initially expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints across 18 centers in the United States and six international sites. In April 2022, the FDA approved the Company’s request to reduce the trial’s sample size to 115 patients from 134 after reviewing data from the BETTER SLEEP trial (see below).

The primary safety endpoint is incidence of device-related severe adverse events (“SAEs”) at 12-months post implantation. The co-primary effectiveness endpoints are the percentage of responders with at least a 50% reduction on the apnea-hypopnea index (“AHI”) with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, and a 25% reduction on the oxygen desaturation index (“ODI”) between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrolment if they failed, did not tolerate or refused positive airway pressure (“PAP”) treatment. Patients with a body mass index above 32 kg/m2, a complete concentric collapse (“CCC”) observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.

On March 19, 2024, the Company reported the DREAM study met its primary endpoints on an intent-to-treat (ITT) basis, with an Apnea-Hypopnea Index (AHI) responder rate of 63.5% (p=0.002) and an Oxygen Desaturation Index (ODI) responder rate of 71.3% (p<0.001). Additionally, the study demonstrated a median 12-month AHI reduction of 70.8%. There were 11 serious adverse events, or SAEs, in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device - related and there were three explants. The Company filed the fourth and final module of the modular premarket approval (PMA) application at the end of the second quarter 2024.

On August 8, 2025, the Company received FDA marketing approval for its Genio® system, enabling the commercial launch in the United States.

BETTER SLEEP: ACHIEVED PRIMARY ENDPOINT IN BOTH CCC AND NON-CCC PATIENT COHORTS

In March 2022, the Company attended the World Sleep Congress in Rome, Italy, and presented data generated from its BETTER SLEEP trial, a multicenter, prospective, open-label, two-group clinical trial, designed to assess the long-term safety and performance of the Genio® system for the treatment of adult OSA patients with and without CCC of the soft palate over a period of 36 months post-implantation. The BETTER SLEEP trial included a subgroup of CCC patients, which is a patient population that is contraindicated for unilateral hypoglossal nerve stimulation.

In the BETTER SLEEP trial, 42 patients were implanted with the Genio® system, 18 of whom presented with CCC (or 42.9% of the total implanted population) at eight research centers in Australia. The primary safety endpoint was the incidence of device-related SAEs six months post-implantation. The primary performance endpoint was achieving at least a 4-point reduction in the apnea-hypopnea index (4% oxygen desaturation, or AHI4) from baseline at six months for the entire patient cohort. Patients with moderate to severe AHI scores (15 < AHI < 65) and aged between 21 and 75 years were eligible for enrollment if they failed, refused or did not tolerate PAP treatment. Patients with a body mass index above 32 kg/m2 were excluded.

Three patients in the non-CCC arm and three patients in the CCC arm did not complete their six-month polysomnography, and as a result, the analysis was calculated based on 36 patients (21 non-CCC and 15 CCC). Of these 36 patients, there were 23 responders (64)%, including nine of the 15 CCC patients (60)% and 14 of the 21 non-CCC patients (67)%, at six months. The overall reduction was statistically significant with an 11-point reduction (p<0.001), with statistically significant reductions of 10 points (p=0.001) in the CCC cohort and 11 points (p<0.001) in the non-CCC cohort. In addition, mean AHI4 reduction exceeded 70% among responders in both CCC and non-CCC cohorts. These results are subject to final review and validation.

With respect to the primary safety endpoint, preliminary unadjudicated safety data showed four SAEs in three patients during the six-month post-implantation period. Of those, two SAEs in one patient were reported as device related, one SAE in one patient was reported as procedure and device related, and one SAE in one patient was reported as unrelated to procedure or device. Final review and adjudication of SAEs and adverse events (“AEs”) have not yet been completed by an independent clinical events committee and as a result the characterization of SAEs or AEs could be subject to change.

While additional data, including responder rates, remains subject to ongoing review and continues to be analyzed, the Company observed in the per protocol group a 70% responder rate in the non-CCC patient subgroup based on the Sher criteria. The per protocol group consisted of 35 patients and excluded five patients from the mITT analysis population: two of these patients were lost to follow-up, one patient did not comply with the study protocol, and two patients were removed from the study by the investigator, one for hostility towards staff and one having returned to continuous positive airway pressure, therapy.

The Company expects to announce additional data with respect to the trial as further analyses are conducted and seeks to publish the full data set from the trial in a peer-reviewed publication. There will be no additional enrollment in the BETTER SLEEP trial. However, the Company will continue to monitor patients in the evaluable patient population and plan to continue evaluating over the course of three years following implantation.

The data generated from this study were used to expand the Company’s CE mark for the Genio® system to treat patients demonstrating CCC at the soft palate level, and the first commercial Genio® implants occurred in CCC patients in Germany during the first quarter of 2022.

ACCCESS U.S. IDE STUDY SEEKING APPROVAL TO TREAT CCC PATIENTS

In the United States, supported by the BETTER SLEEP study data, the FDA in September 2021 granted Breakthrough Device Designation for the Genio® system in order to shorten the approval path to treat CCC patients. Following a series of sprint discussions with the FDA regarding the design of a trial called ACCCESS to assess the safety and efficacy of the Genio® system on CCC patients, the FDA approved the Company’s IDE application in July 2022.

In this study, Nyxoah will implant up to 106 patients across up to 40 implant sites with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at 12 months post-implant. The clinical sites are being activated and the study is enrolling.

B.EUROPEAN COMMERCIALIZATION

During the second quarter and first half of 2025, Nyxoah recognized total revenue of €1.3 million and €2.4 million respectively, supported by the German commercial organization with a total of 14 full-time employees as of June 30, 2025 (as of December 31, 2024: 14 full time employees).

Nyxoah’s commercial strategy is focused on creating a Center of Excellence ecosystem, with a high level of clinical expertise between implanting ENT surgeons and sleep physicians who can provide more treatment options to their large patient pools.

The Company has also focused on entering new international markets:

●	In Q4 2024, the Company entered the SSDP (Specialised Services Devices Program) with the NHS in the UK and generated its first revenue that same quarter;
●	In Q1 2025, the Company initiated commercialization in the Middle East region through a distributor agreement and generated its first revenue in Dubai that same quarter. In Q2 2025, the Company generated its first revenue in Kuwait and Abu Dhabi; and
●	Nyxoah has also generated revenue in Austria, Spain and Italy and the Company expects to expand into other European countries and Middle East markets, pending feedback on submitted reimbursement dossiers.

2.FINANCIAL HIGHLIGHTS

Revenue was €2.4 million for the six months ended June 30, 2025, compared to €2.0 million for the six months ended June 30, 2024.

Cost of goods sold was €0.9 million for the six months ended June 30, 2025, compared to €0.7 million for the six months ended June 30, 2024.

Selling, general and administrative expenses increased by €10.7 million or 86.7 % from €12.4 million for the six months ended June 30, 2024 to €23.1 million for the six months ended June 30, 2025, due to an increase in costs to support the commercialization of the Genio® system and the Company’s overall scale-up preparations for the commercialization of the Genio® system in the U.S. following receipt of FDA approval.

Before capitalization of €1.6 million for the six months ended June 30, 2025 and €3.3 million for the six months ended June 30, 2024, research and development expenses increased by €2.6 million or 14.7%, from €18.0 million for the six months ended June 30, 2024, to €20.6 million for the six months ended June 30, 2025. This increase was mainly due to the combined effect of higher R&D activities and consulting fees. This increase was offset by a decrease in clinical study expenses. Additionally, IT costs decreased due to the initiation of a new ERP implementation in 2023 (we refer to the HY report 2024, note 22 – Results of operation – Research and development expenses).

Nyxoah realized a net negative financial result of €2.1 million for the six months ended June 30, 2025 primarily driven by the exchange rate depreciation of the U.S. dollar versus the Euro and interest expense on the term loan entered into in July 2024. This compares to a net positive financial result of €1.0 million for the six months ended June 30, 2024.

Nyxoah realized a net loss of €43.0 million for the six months ended June 30, 2025, compared to a net loss of €25.0 million for the six months ended June 30, 2024.

Cash and cash equivalents

On June 30, 2025, cash and cash equivalents and financial assets totaled €43.0 million, compared to €85.6 million on December 31, 2024. The decrease in financial assets is due to the use of proceeds from the sale of term deposits to support operating activities.

3. 2025 OUTLOOK

The Company expects to continue ramping up sales in Germany as well as in other European countries where we are already present and in select European and Middle East markets, subject to the receipt of favorable reimbursement for the Company’s product in those markets.

In the U.S., on August 8, 2025, the Company received FDA marketing approval for its Genio® system, enabling the commercial launch in the United States.

4.RISK FACTORS

We refer to the description of risk factors in the Company’s 2024 annual report, pp. 76-98. In summary, the principal risks and uncertainties faced by us relate to our financial situation and need for additional capital, clinical development of our product candidates, commercialization and reimbursement of our product candidates, our dependence on third parties and on key personnel, the markets and countries in which we operate, the manufacturing of our product candidates, legal and regulatory compliance matters, our intellectual property (including the outcome of any ongoing IP litigation), our organization and operations.

5.FORWARD-LOOKING STATEMENTS

This interim management report contains forward-looking statements. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Nyxoah’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including Nyxoah’s expectations regarding the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements and FDA approval timelines; Nyxoah’s reliance on collaborations with third parties; estimating the commercial potential of Nyxoah’s product candidates; Nyxoah’s ability to obtain and maintain protection of intellectual property for its technologies; Nyxoah’s limited operating history; and Nyxoah’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Nyxoah’s 2024 annual report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as at the date of publication of this document. Nyxoah expressly disclaims any obligation to update any such forward-looking statements in this document, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by applicable law or regulation.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2025 –

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

(in thousands)

		As at
		June 30,	December 31,
	Notes	2025	2024
ASSETS
Non-current assets
Property, plant and equipment	7	5,015	4,753
Intangible assets	8	51,407	50,381
Right of use assets	9	3,059	3,496
Deferred tax asset		76	76
Other long-term receivables	10	1,799	1,617
		€61,356	€60,323
Current assets
Inventory	11	5,332	4,716
Trade receivables	12	1,330	3,382
Contract assets	12	1,508	—
Other receivables	12	3,014	2,774
Other current assets	13	944	1,656
Financial assets	15	20,257	51,369
Cash and cash equivalents	14	22,729	34,186
		€55,114	€98,083
Total assets		€116,470	€158,406

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	16	6,431	6,430
Share premium	16	314,388	314,345
Share based payment reserve	17	11,645	9,300
Other comprehensive income	16	1,144	914
Retained loss		(260,211)	(217,735)
Total equity attributable to shareholders		€73,397	€113,254

LIABILITIES
Non-current liabilities
Financial debt	18	18,928	18,725
Lease liability	9	2,157	2,562
Provisions	19	404	1,000
Deferred tax liability		34	19
Contract liability	24	225	472
Other liability	22	379	845
		€22,127	€23,623

Current liabilities
Financial debt	18	246	248
Lease liability	9	1,071	1,118
Trade payables	20	9,408	9,505
Current tax liability	21	3,990	4,317
Contract liability	24	460	117
Other liability	22	5,771	6,224
		€20,946	€21,529
Total liabilities		€43,073	€45,152
Total equity and liabilities		€116,470	€158,406

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2025 -

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(unaudited)

(in thousands)

		For the three months		For the six months
		ended June 30,		ended June 30,
	Notes	2025	2024	2025	2024
Revenue	24	1,340	771	2,404	1,992
Cost of goods sold	24	(490)	(281)	(896)	(735)
Gross profit		€850	€490	€1,508	€1,257
Research and Development Expense	24	(10,059)	(7,472)	(19,048)	(14,671)
Selling, General and Administrative Expense	24	(10,672)	(6,383)	(23,063)	(12,355)
Other income		31	58	115	249
Operating loss for the period		€(19,850)	€(13,307)	€(40,488)	€(25,520)
Financial income	26	2,858	2,069	5,480	3,477
Financial expense	27	(3,337)	(1,445)	(7,579)	(2,436)
Loss for the period before taxes		€(20,329)	€(12,683)	€(42,587)	€(24,479)
Income taxes	21	(278)	(441)	(404)	(551)
Loss for the period		€(20,607)	€(13,124)	€(42,991)	€(25,030)

Loss attributable to equity holders		€(20,607)	€(13,124)	€(42,991)	€(25,030)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		232	(82)	230	(22)
Total comprehensive loss for the year, net of tax		€(20,375)	€(13,206)	€(42,761)	€(25,052)
Loss attributable to equity holders		€(20,375)	€(13,206)	€(42,761)	€(25,052)

Basic Loss Per Share (in EUR)	28	€(0.551)	€(0.428)	€(1.149)	€(0.843)
Diluted Loss Per Share (in EUR)	28	€(0.551)	€(0.428)	€(1.149)	€(0.843)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED, JUNE 30, 2025 -

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

(in thousands)

	Attributable to owners of the parent
			Share
			based	Other
	Common	Share	payment	comprehensive	Retained
	shares	premium	reserve	income	loss	Total
Balance at January 1, 2025	€6,430	€314,345	€9,300	€914	€(217,735)	€113,254
Loss for the period	—	—	—	—	(42,991)	(42,991)
Other comprehensive income for the period	—	—	—	230	—	230
Total comprehensive income/(loss) for the period	—	—	—	€230	€(42,991)	€(42,761)
Equity-settled share-based payments
Granted during the period	—	—	2,860	—	—	2,860
Expired during the period	—	—	(466)	—	466	—
Exercised during the period	1	43	(49)	—	49	44
Total transactions with owners of the company recognized directly in equity	1	43	2,345	—	515	2,904
Balance at June 30, 2025	€6,431	€314,388	€11,645	€1,144	€(260,211)	€73,397

	Attributable to owners of the parent
			Share
			based	Other
	Common	Share	payment	comprehensive	Retained
	shares	premium	reserve	income	loss	Total
Balance at January 1, 2024	€4,926	€246,127	€7,661	€137	€(160,829)	€98,022
Loss for the period	—	—	—	—	(25,030)	(25,030)
Other comprehensive loss for the period	—	—	—	(22)	—	(22)
Total comprehensive loss for the period	—	—	—	€(22)	€(25,030)	€(25,052)
Equity-settled share-based payments
Granted during the period	—	—	1,499	—	—	1,499
Expired during the period	—	—	(186)	—	186	—
Exercised during the period	4	143	(133)	—	133	147
Issuance of shares for cash	975	47,452	—	—	—	48,427
Transaction costs	—	(2,900)	—	—	—	(2,900)
Total transactions with owners of the company recognized directly in equity	979	44,695	1,180	—	319	47,173
Balance at June 30, 2024	€5,905	€290,822	€8,841	€115	€(185,540)	€120,143

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2025 –

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

		For the six months ended
		June 30,
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(42,587)	€(24,479)
Adjustments for
Finance income		(5,480)	(3,477)
Finance expenses		7,579	2,436
Depreciation and impairment of property, plant and equipment and right-of-use assets	7, 9	1,071	790
Amortization of intangible assets	8	477	480
Share-based payment transaction expense	17	2,860	1,499
(Decrease)/Increase in provisions		(596)	179
Other non-cash items		100	(153)
Cash used before changes in working capital		€(36,576)	€(22,725)
Increase in inventory	11	(616)	(1,783)
(Increase)/Decrease in trade and other receivables	12	725	(290)
Increase in trade and other liabilities	20,22	1,472	1,412
Cash used from changes in operations		€(34,995)	€(23,386)
Income tax paid		(258)	(207)
Net cash used in operating activities		€(35,253)	€(23,593)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(761)	(448)
Capitalization of intangible assets	8	(1,554)	(3,295)
Purchase of financial assets - current	15	(17,549)	(59,171)
Proceeds from sale of financial assets - current	15	45,067	46,145
Interest income on financial assets		1,583	1,205
Net cash generated/(used) in investing activities		€26,786	€(15,564)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(609)	(546)
Repayment of other loan		—	(42)
Interests paid		(602)	(24)
Proceeds from issuance of shares, net of transaction costs	16	44	45,674
Other financial costs		(35)	(81)
Net cash generated/(used) from financing activities		€(1,202)	€44,981
Movement in cash and cash equivalents		€(9,669)	€5,824
Effect of exchange rates on cash and cash equivalents		(1,788)	290
Cash and cash equivalents at January 1	14	€34,186	€21,610
Cash and cash equivalents at June 30	14	€22,729	€27,724

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.General information

Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio® system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio® system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio® system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.

Nyxoah SA has established four wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia) and Nyxoah Inc. since May 14, 2020 (located in the USA) and Nyxoah GmbH since July 26, 2023 (located in Germany).

The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of June 30, 2025 and for the three and six months ended June 30, 2025, have been authorized for issue on August 18, 2025 by the Board of Directors of the Company.

2.Material accounting policies

Basis of Preparation of the interim condensed consolidated financial statements

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB). They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2024.

Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2025, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024.

The consolidated financial statements are presented in thousands of Euros (€) and all values are rounded to the nearest thousands, except when otherwise indicated (e.g. € million).

The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, are areas where assumptions and estimates are significant to the consolidated financial statements. The critical accounting estimates used in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024.

Going concern principle

The Company has consistently operated with deficits and sustained negative cash flows since its inception as a result of the significant research and development expenses incurred for the development and regulatory approval of the Genio® device. As at June 30, 2025, the Company’s statement of financial position includes an accumulated loss of €260.2 million and total assets of €116.5 million. Current assets as at June 30, 2025 total €55.1 million, comprising €22.7 million in available cash and cash equivalents, and €20.3 million in marketable securities, primarily derived from previous public offerings.

The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to its U.S. commercial launch and the completion of its clinical trials only partially offset by the Company’s revenue generating activities outside the U.S., these were €2.4 million in the first half of 2025 mainly in the EU. Revenue generation is expected to start in the second half of 2025, now that the Company, on August 8, 2025, received FDA marketing approval for its Genio® system, enabling the commercial launch in the United States.

The Company projects that its existing cash and cash equivalents and marketable securities should be sufficient to fund operations until early 2026. To meet the Company’s future working capital needs, management is actively exploring different financing avenues, including the public or private issuance of equity and debt financing. Additional funds are pivotal for diverse activities, in particular to launch the Genio® product in the U.S. and the ongoing progression of research and development projects. This raises, however, a significant doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months as from the date these financials are authorized for issuance.

Although the additional funds have not been raised yet, given the positive outcome from the DREAM trial and the FDA approval for the Genio® system received on August 8, 2025, the Company is confident that raising sufficient funding to continue its operations for at least 12 months following the date these financials are authorized for issuance should not pose significant challenges.

The Unaudited Interim Condensed Consolidated Financial Statements have therefore been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company confirms that despite the conflict between Israel and countries in the region, operations are continuing notably regarding R&D and production with no major impact and the assets are currently safeguarded. The Company is not suffering impact of this conflict.

The Company is monitoring potential impacts from the U.S. political environment (“Liberation Day Trump”). There was no impact on operations or financial results in Q2 2025.

New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2025

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendment applies for the first time in 2025, but does not have an impact on the interim condensed consolidated financial statements of the Company:

●	Amendment to IAS 21 The Effect of Changes in Foreign Exchange Rates: Lack of Exchangeability

3.Critical accounting estimates and assumptions

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.

Refer to the disclosure note 5.5.2 from the Group’s 2024 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.

4.Segment reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

5.Fair Value

The carrying amount of cash and cash equivalents, trade receivables, other receivables, financial assets and other current assets approximate their value due to their short-term character.

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The fair value of non-current liabilities (financial debt and other non-current liabilities), excluding the derivative financial liabilities, is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3. The sensitivity on the fair value measurements of the recoverable cash advances are further detailed in note 18.1.

The derivative financial liabilities and assets which consist of foreign currency swaps and forwards are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency swap and forward rates and the maturity of the instrument.

The synthetic warrants are measured at fair value through profit and loss. The fair value is determined using a binomial tree with 240 monthly periods (20 years) and the following key unobservable input:

●	Volatility of 66,205%, estimated based on the median of the annualized 90 - day standard deviation of daily volatility of Nasdaq stock prices over the period from July 2022 to June 2025.

A 5% increase in volatility would result in an increase in fair value by €57,000, while a 5% decrease in volatility would result in a decrease in fair value by €67,000.

The prepayment option is measured at fair value through profit and loss.

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. There were no transfers between level 1 and level 2 fair value measurements during the period and no transfers into or out of level 3 fair value measurements.

	Carrying value		Fair value
	As at	As at	As at	As at
	June 30,	December 31,	June 30,	December 31,
(in EUR 000)	2025	2024	2025	2024
Financial Assets
Other long-term receivables (level 3)	452	395	452	395
Prepayment option (level 3)	170	112	170	112
Trade and other receivables (level 3)	3,974	4,293	3,974	4,293
Foreign currency swaps and forwards (level 2)	493	—	493	—
Other current assets (level 3)	292	739	292	739
Cash and cash equivalents (level 1)	22,729	34,186	22,729	34,186
Financial assets (level 1)	20,257	51,369	20,257	51,369

	Carrying value		Fair value
	As at	As at	As at	As at
	June 30,	December 31,	June 30,	December 31,
(in EUR 000)	2025	2024	2025	2024
Financial liabilities
Loan facility agreement (level 3)	7,093	6,898	7,915	7,151
Synthetic warrants (level 3)	2,696	3,204	2,696	3,204
Foreign currency swaps and forwards (level 2)	—	353	—	353
Recoverable cash advances (level 3)	9,385	8,871	9,385	8,871
Trade and other liabilities (level 1 and 3)	10,961	11,338	10,961	11,338

6.Subsidiaries

For all periods that are mentioned in this report, the Company owns 100% of the shares of Nyxoah LTD, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.00.

The Company also owns 100% of the shares of Nyxoah PTY LTD, an Australian Company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

The Company also owns 100% of the shares of Nyxoah Inc, an US-based company located in Delaware that was incorporated in May 2000 and has a share capital of USD 1.00.

The Company also owns 100% of the shares of Nyxoah GmbH, a German company located in Eschborn that was acquired in July 2023 and has a share capital of €25,000.

7.Property, Plant and Equipment

The total acquisitions for the six months ended June 30, 2025 amount to €0.8 million (2024: €448,000) and were mainly related to the U.S. production line under construction and laboratory equipment.

The cost of property, plant and equipment in 2024 includes a correction of the tax incentive in Belgium on the investments of 2023 for an amount of €93,000. We refer to note 24.

The depreciation charge amounts to €457,000 in 2025 and to €336,000 in 2024 for the six months ended June 30.

8.Intangible assets

	Development	Patents and
(in EUR 000)	cost	licenses	Total
Cost
Opening value at January 1, 2024	48,671	591	49,262
Additions	3,183	—	3,183
Cost at June 30, 2024	51,854	591	52,445
Opening value at January 1, 2025	53,410	591	54,001
Additions	1,507	—	1,507
Other movements	(4)	—	(4)
Cost at June 30, 2025	54,913	591	55,504
Amortization
Opening amortization at January 1, 2024	(2,528)	(127)	(2,655)
Amortization	(459)	(21)	(480)
Amortization at June 30, 2024	(2,987)	(148)	(3,135)
Opening amortization at January 1, 2025	(3,452)	(168)	(3,620)
Amortization	(456)	(21)	(477)
Amortization at June 30, 2025	(3,908)	(189)	(4,097)
Net book value at June 30, 2024	48,867	443	49,310
Net book value at June 30, 2025	51,005	402	51,407

There is only one development project: The Genio® system. The Company started amortizing the first-generation Genio® system in 2021. The amortization amounted to €477,000 for the six months ended June 30, 2025 (2024: €480,000) and is included in research and development expense.

The Company continues to incur in 2025 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €1.5 million and €3.2 million for the six months ended June 30, 2025, and 2024, respectively. The total amount of capitalization of intangible assets in the interim consolidated statements of cash flows is higher than the additions due to the tax incentive relating to investments of 2025 amounting to €47,000 (2024: €112,000). We refer to note 24 for more details. The development of the second-generation Genio® system and clinical trials is expected to be finalized in 2025.

9.Right of use assets and lease liabilities

For the six months ended June 30, 2025, the Company entered into new lease agreements for €34,000 (2024: €74,000). The repayments of lease liabilities amounted to €0.7 million (2024: €0.5 million). The depreciations on the right of use assets amounted to €0.6 million and €454,000 for the six months ended June 30, 2025, and 2024, respectively.

10.Other long-term receivables

	As at
	June 30,	December 31,
(in EUR 000)	2025	2024
R&D tax incentive	1,177	1,110
Prepayment option	170	112
Cash guarantees	452	395
Total other long term receivables	1,799	1,617

The other long-term receivables consist of cash guarantees for an amount of €452,000 (2024: €395,000), a prepayment option valued at €170,000 (2024: €112,000) and an R&D tax incentive in Belgium for an amount of €1.2 million (2024: €1.1 million) related to certain development activities and clinical trials. The Company recognizes the research and development incentive as a long-term receivable and as a deduction from the carrying amount of the (in)tangible asset.

For further details regarding the prepayment option, refer to 18.2.

The R&D tax incentive recorded as at June 30, 2025 relates to 2022, 2023, 2024 and 2025 investments both on tangible and intangible assets. The incentives are expected to be received 5 years after the investments are made. However, following the Law of May 12, 2024 (Belgian Gazette May 29, 2024), the Belgian R&D tax credit regime has been amended. As of 2024, the R&D tax incentive will be refunded after 4 years instead of 5 years. The long-term receivable as at 2024 also includes a correction of the R&D tax incentive in Belgium on the investments of 2023. For further details, refer to note 24.

11.Inventory

	As at
	June 30,	December 31,
(in EUR 000)	2025	2024
Raw materials	1,290	1,080
Work in progress	2,351	2,546
Finished goods	1,691	1,090
Total Inventory	5,332	4,716

The increase in inventory is due to increasing activities to prepare for the commercialization in US and further scale-up of the commercialization in EU in 2025.

12.Trade receivables, Contract assets and Other receivables

	As at
	June 30,	December 31,
(in EUR 000)	2025	2024
Trade receivables	1,330	3,382
Contract assets	1,508	—
R&D incentive receivable (Australia)	196	155
VAT receivable	401	741
Current tax receivable	788	967
Foreign currency swaps and forwards	493	—
Other	1,136	911
Total trade receivables, contract assets and other receivables	5,852	6,156

The decrease of €304,000 in trade receivables, contract assets and other receivables is mainly due to a decrease in VAT receivable by €340,000 and a decrease in trade receivables and contract assets by €0.5 million. This is partly offset by an increase in foreign currency swaps and forwards of €493,000.

The Company can include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2024 and June 30, 2025, there were no unbilled receivables included in the trade receivables.

As of June 30, 2025, the Company has reclassified €1.5 million trade receivables to contract assets in connection with certain customer contracts for the Genio® system. Under these contracts, the Company has transferred control of the Genio® system to the customer and issued the related invoices. However, under the contractual terms, the invoices become payable upon the implantation of the Genio® system in the patient by the customer. As the right to consideration is therefore not unconditional, the related amounts do not meet the criteria for recognition as trade receivables in accordance with IFRS 15.

R&D incentive receivables relate to incentives received in Australia as a support to the clinical trials and the development of the Genio® system.

The current tax receivable relates to excess payment of corporate income tax in Belgium and the United States.

We refer to note 23 for more details on the foreign currency swaps and forwards.

13.Other current assets

	As at
	June 30,	December 31,
(in EUR 000)	2025	2024
Deferred charges	650	918
Accrued income	292	739
Total other current assets	942	1,657

The decrease of €0.7 million in other current assets is due to a decrease in accrued income amounting to €447,000 and a decrease in deferred charges amounting to €268,000.

14.Cash and cash equivalents

	As at
	June 30,	December 31,
(in EUR 000)	2025	2024
Short term deposit	13,328	28,220
Current accounts	9,401	5,966
Total cash and cash equivalents	22,729	34,186

Cash and cash equivalents decreased to €22.7 million as at June 30, 2025, compared to €34.2 million as at December 31, 2024 which is mainly due to a decrease of short term deposits by €14.9 million which is partially offset by an increase of current accounts by €3.4 million. The short term deposits relate to term accounts with an initial maturity of 3 months or less, measured at amortized costs.

15.Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

As at June 30, 2025, the current financial assets consists of $ 17.0 million (€14.5 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €5.8 million. The total amount of term deposits as at June 30, 2025, amounts to €20.3 million.

During the period ended as at June 30, 2025, the Company entered into USD term deposits and US Treasury bills for a total amount of $ 16.0 million (€14.5 million) and €3.0 million. During the period ended as at June 30, 2025, $ 42.1 million (€46.4 million) and €3.0 million reached maturity and is subsequently held as cash.

As at December 31, 2024 the current financial assets consists of $ 47.4 million ( €45.6 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €5.8 million. The total amount of term deposits as at December 31, 2024, amounts to €51.4 million.

16.Share Capital, Share Premium, Reserves

16.1.Share capital and share premium

The number of shares and the par value in the paragraph below take into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting. The tables and comments below reflect the number of shares after the share split of 500:1 as of January 1, 2020.

As part of the IPO on September 21, 2020, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium.

As part of the IPO on July 7, 2021, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium.

As at June 30, 2025, the share capital of the Company amounts to €6.4 million represented by 37,435,640 shares, and the share premium amounts to €332.6 million before deduction of the transaction costs.

Evolution of the share capital and share premium over the six months ended June 30, 2025 and 2024:

	Common	Total of	Par value	Share	Share
(Number of shares except otherwise stated)	shares	shares	(EUR)	capital	premium
January 1, 2024	28,673,985	28,673,985	0.17	4,926	260,631
March 6, 2024 - Exercise warrants	8,650	8,650	0.17	1	61
April 17, 2024 - Exercise warrants	3,000	3,000	0.17	1	16
May 28, 2024 - Capital increase in cash	5,374,755	5,374,755	0.17	923	44,946
June 3, 2024 - Capital increase in cash	300,000	300,000	0.17	52	2,506
June 24, 2024 - Exercise warrants	12,625	12,625	0.17	2	66
June 30, 2024	34,373,015	34,373,015	0.17	5,905	308,226
September 3, 2024 - Exercise warrants	13,750	13,750	0.17	2	72
September 25, 2024 - Exercise warrants	2,250	2,250	0.17	1	12
October 9, 2024 - Capital increase in cash	3,000,000	3,000,000	0.17	515	24,071
November 15, 2024 - Exercise warrants	38,250	38,250	0.17	7	198
December 31, 2024	37,427,265	37,427,265	0.17	6,430	332,579
May 12, 2025 - Exercise warrants	2,000	2,000	0.17	—	10
June 13, 2025 - Exercise warrants	6,375	6,375	0.17	1	33
June 30, 2025	37,435,640	37,435,640	0.17	6,431	332,622

On March 6, 2024, pursuant to the exercise of warrants, the Company issued 8,650 new shares for an aggregate capital increase of €62,000 (including share premium).

On April 17, 2024, pursuant to the exercise of warrants, the Company issued 3,000 new shares for an aggregate capital increase of €17,000 (including share premium).

On May 28, 2024, the Company issued 5,374,755 new shares for an aggregate capital increase of €45.9 million (including share premium)in the framework of an underwritten public offering in the United States, which included shares sold in a private offering to certain qualified or institutional investors outside the United States. 1,996,187 shares were subscribed to in euro at a share price of €8.54 per share. 3.378.568 shares were subscribed to in US dollars, at a share price of $9.25 per share.

On June 3, 2024, the Company issued 300,000 new shares for an aggregate capital increase of €2.6 million (including share premium) as a result of the exercise by the underwriters of the May 28, 2024 capital increase to exercise their option to purchase additional shares (“greenshoe”). All 300,000 shares were subscribed to in US dollars at a share price of $9.25 per share.

The proceeds of the May 28 and June 3, 2024 capital increases were used for general corporate purposes.

On June 24, 2024, pursuant to the exercise of warrants, the Company issued 12,625 new shares for an aggregate capital increase of €68,000 (including share premium).

On September 3, 2024, pursuant to the exercise of warrants, the Company issued 13,750 new shares for an aggregate capital increase of €74,000 (including share premium).

On September 25, 2024, pursuant to the exercise of warrants, the Company issued 2,250 new shares for an aggregate capital increase of €13,000 (including share premium).

On October 9, 2024, the Company issued 3,000,000 new shares for an aggregate capital increase of €24.6 million (including share premium). The Company raised $27.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market (“ATM”) program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used to meet demand in Europe and the U.S.

On November 15, 2024, pursuant to the exercise of warrants, the Company issued 38,250 new shares for an aggregate capital increase of €205,000 (including share premium).

As part of the above capital increases, the Company incurred direct-attributable transaction costs of €3.7 million which were deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €71.5 million.

On May 12, 2025, pursuant to the exercise of warrants, the Company issued 2,000 new shares for an aggregate capital increase of €10,000 (including share premium).

On June 13, 2025, pursuant to the exercise of warrants, the Company issued 6,375 new shares for an aggregate capital increase of €34,000 (including share premium).

16.2.Reserves

The reserves include the share-based payment reserve (see note 17), other comprehensive income and the retained loss. Retained loss is comprised of primarily accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the six months ended June 30, 2025 and 2024 is detailed in the table below:

		Post-
	Currency	employment
	translation	benefit
(in EUR 000)	reserve	obligations	Total
Opening value at January 1, 2024	54	83	137
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(22)	—	(22)
Total other comprehensive income at June 30, 2024	32	83	115
Opening value at January 1, 2025	820	94	914
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	230	—	230
Total other comprehensive income at June 30, 2025	1,050	94	1,144

17.Share-Based compensation

Equity-settled share-based payment transactions

As of June 30, 2025, the Company has four outstanding equity-settled share-based incentive plans, including (i) the 2021 warrants plan (the 2021 plan), (ii) the 2022 warrants plan (the 2022 plan), (iii) the 2024 warrants plan (the 2024 plan) and (iv) the 2025 warrants plan (the 2025 plan).

The changes of the year for the equity-settled warrant plans are as follows:

Number of shares (after share split) warrants give right to across all plans	2025	2024
Outstanding at January 1	2,258,319	1,635,606
Granted	658,374	385,250
Forfeited	(37,377)	(13,625)
Exercised	(13,875)	(24,275)
Expired	(67,500)	(35,975)
Outstanding as at June 30	2,797,941	1,946,981
Exercisable as at June 30	1,715,849	1,210,613

On February 1, 2024 and on April 21, 2024, respectively 300,250 and 85,000 warrants were granted from the 2022 plan. As of June 30, 2024, a total number of 24,275 warrants have been exercised.

The following warrants were granted during 2025:

-On February 1, 2025, 329,431 warrants were granted from the 2024 plan (17,000 warrants were not accepted)

-On February 1, 2025, 223,943 warrants were granted from the 2025 plan (10,000 warrants were not accepted)

-On March 14, 2025, 45,000 warrants were granted from the 2025 plan

-On April 8, 2025, 30,000 warrants were granted from the 2025 plan

-On May 5, 2025, 30,000 warrants were granted from the 2025 plan

As of June 30, 2025, a total number of 13,875 warrants have been exercised. For 5,500 exercised warrants, the related shares were not yet issued per June 30, 2025.

As of June 30, 2025, the remaining 30,000 warrants from the 2020 warrants plan expired as the expiration date of the 2020 plan was reached.

The following tables provide the input to the Black-Scholes model for warrants granted in 2020, 2021, 2022, 2023, 2024 and 2025 related to the 2020 warrant plan, the 2021 warrant plan, the 2022 warrant plan, the 2024 warrant plan and the 2025 warrant plan. The tables and notes use as a basis, the number of shares the warrants give right to across all plans.

		Plan 2021	Plan 2021	Plan 2021	Plan 2021
	Plan 2020	(grant Sept 17	(grant Oct 27	(grant Feb 21	(grant Feb 21
	(grant 2020)	2021)	2021)	2022)	2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	56.32%	51.30%	51.50%	49.80%	49.80%
Risk-free interest rate	(0.20)%	(0.36)%	(0.18)%	0.37%	0.37%
Expected life	3	3	3	3	3
Exercise price	11.94	25.31	25.31	17.76	25.31
Stock price	10.20	25.75	20.50	17.50	17.50
Fair value	3.31	9.22	5.94	6.05	4.15

	Plan 2021	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Feb 21	(grant May 14	(grant June 8	(grant Aug 8	(grant Aug 8
	2022)	2022)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	49.80%	49.80%	52.60%	53.71%	53.97%
Risk-free interest rate	0.50%	1.06%	1.60%	1.39%	1.45%
Expected life	4	3	3	3	4
Exercise price	17.76	13.82	12.95	9.66	9.66
Stock price	17.50	13.82	13.34	9.75	9.75
Fair value	6.90	4.94	5.21	3.79	4.32

	Plan 2021	Plan 2021	Plan 2021	Plan 2022	Plan 2022
	(grant March 24	(grant April 12	(grant June 14	(grant June 14	(grant Oct 20
	2023)	2023)	2023)	2023)	2023)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	51.28%	51.28%	50.00%
Risk-free interest rate	3.20%	3.24%	3.36%	3.36%	3.55%
Expected life	3	3	3	3	3
Exercise price	5.42	6.36	7.19	7.19	5.92
Stock price	6.70	7.08	7.10	7.10	5.60
Fair value	3.09	3.04	2.75	2.75	2.07

	Plan 2022	Plan 2022	Plan 2022	Plan 2024	Plan 2024
	(grant Feb 01	(grant Apr 21	(grant Aug 2	(grant Aug 2	(grant Sep 18
	2024)	2024)	2024)	2024)	2024)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	62.20%	65.50%	66.00%	66.00%	65.20%
Risk-free interest rate	2.63%	3.08%	2.55%	2.55%	2.38%
Expected life	3	3	3	3	3
Exercise price	5.24	9.04	7.88	7.88	7.20
Stock price	9.96	9.20	7.56	7.56	7.54
Fair value	6.26	4.40	3.47	3.47	3.60

	Plan 2024	Plan 2024	Plan 2024	Plan 2024	Plan 2025
	(grant Nov 25	(grant Nov 25	(grant Feb 1	(grant Feb 1	(grant Feb 1
	2024)	2024)	2025)	2025)	2025)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	63.70%	63.70%	63.00%	63.00%	63.00%
Risk-free interest rate	2.24%	2.24%	2.26%	2.26%	2.26%
Expected life	3	3	3	3	3
Exercise price	7.69	8.04	9.63	10.15	10.15
Stock price	8.10	8.10	10.15	10.15	10.15
Fair value	3.80	3.70	4.76	4.61	4.61

	Plan 2025	Plan 2025	Plan 2025
	(grant Mar 14	(grant Apr 8	(grant May 5
	2025)	2025)	2025)
Return Dividend	0%	0%	0%
Expected volatility	63.00%	65.24%	64.97%
Risk-free interest rate	2.40%	2.11%	2.02%
Expected life	3	3	3
Exercise price	10.80	7.20	5.65
Stock price	10.80	5.76	5.65
Fair value	4.91	2.31	2.60

On March 24, 2023, the Company reduced the exercise price of 75% of the warrants previously granted to warrant holders under the 2021 Warrants Plan to 5.42 EUR to reflect the decrease in the company’s share price. For the remaining 25% of the warrants previously granted under the 2021 Warrants Plan, the exercise price will remain unchanged. All other terms and conditions of the re-priced warrants remain unchanged to the original option agreement. The Company determined the fair value of the options at the date of the modification (March 24, 2023). The incremental fair value of the re-priced warrants will be recognised as an expense over the period from the modification date to the end of the vesting period. For the warrants already vested at the date of modification, the incremental fair value is fully recognised as an expense at date of modification. The expense for the original option grant will continue to be recognised as if the terms have not been modified.

The fair value of the modified warrants was determined using the same models and principles as described above, with the following model inputs:

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Sept 17	(grant Oct 27	(grant Feb 21	(grant Feb 21
	2021)	2021)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.25%	3.25%	3.17%	3.36%
Expected life	2	2	2	2
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	2.48	2.52	2.67	2.49
Incremental Fair value	2.38	2.40	2.23	2.38

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Feb 21	(grant May 14	(grant Aug 8	(grant Aug 8
	2022)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.03%	3.13%	3.13%	2.98%
Expected life	3	2	3	4
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	3.05	2.75	2.87	3.21
Incremental Fair value	2.23	1.92	1.28	1.19

Equity-settled share-based payment transactions – Restricted Stock Units (“RSU”)

In 2024, each non-executive director was granted 14,806 “restricted share units” or “RSUs”, whereby each RSU represents the obligation of the relevant non-executive director to subscribe for one new ordinary share of the Company at a subscription price of EUR 0.1718 per share (irrespective of the market value of the share at that time).

The key features of the RSUs can be summarized as follows:

●	Unless the shareholders’ meeting of the Company decides otherwise, whether for one, more or all non-executive directors, RSUs will be granted to non-executive directors on a yearly basis on the date of the annual shareholders’ meeting.
●	RSUs do not grant voting rights, preferential subscription rights or other membership rights.
●	The number of RSUs to be granted on an annual basis shall be calculated as follows: EUR 130,000 divided by the average closing price of the Company’s shares on the stock exchange where the Company’s shares are first listed, during the month of May of the year of the grant. For directors that are appointed between two annual shareholders’ meetings, this number shall be prorated.
●	RSUs are not transferable, except in case of death.
●	RSUs in principle vest on the first anniversary of the date of grant provided that the relevant non-executive director is still in office at that time. In the event of death or an “exit”, immediate vesting applies.
●	The vesting of RSUs is not linked to any performance criteria but rather based on continued service during the vesting period. Therefore, the remuneration in RSUs is a form of fixed remuneration.
●	The grant of RSUs to a non-executive director that has not been explicitly refused by the relevant non-executive director fifteen calendar days following the date of grant, shall be deemed accepted by the relevant non-executive director and creates an obligation for the relevant non-executive director to subscribe for the underlying shares when the RSUs have vested. The RSU is therefore not an option leaving discretion with the director whether to exercise or not.
●	The new shares to be issued pursuant to the exercise of RSUs shall be issued, subscribed, and fully paid up in principle within one month following the date of vesting of the relevant RSUs. The new shares shall be issued under the authorized capital of the Company. The Company reserves the right to deliver existing shares (if it has access to its own shares in accordance with applicable company law rules) or to compensate non-executive directors in cash (i.e., a cash amount equal to the closing stock price of the shares on the stock exchange where the Company’s shares are first listed on the first trading day following the date of vesting of the relevant RSUs, minus the subscription price of EUR 0.1718 per share).

The RSUs will be accounted for as an equity-settled share-based payment plan as the Company can issue new shares under the authorized capital. The fair value of the RSUs granted is equal to the share price at the grant date minus the exercise price of EUR 0.1718 and equals EUR 7,65 per RSU granted.

At June 12, 2024, the Company has granted a total of 103,642 RSUs towards 7 directors which vested at the shareholders’ meeting held in June 2025. As at June 30, 2025 all RSUs had been exercised but the related shared were not yet issued.

At June 11, 2025, the Company has granted a total of 146,531 RSUs, with the same conditions as the 2024 RSUs, towards 7 directors which will vest at the shareholders’ meeting held in June 2026. The total RSUs outstanding as at June 30, 2025 was 146,531 RSUs.

Equity-settled share-based payment expense

The Company has recognized €2.9 million share-based payment expense for the six months ended June 30, 2025 (2024: €1.5 million).

18.Financial Debt

Financial debt mainly consists of recoverable cash advances, EIB finance agreement and synthetic warrants. The related amounts can be summarized as follows:

	As at
	June 30,	December 31,
(in EUR 000)	2025	2024
Recoverable cash advances - Non-current	9,139	8,623
Recoverable cash advances - Current	246	248
Total Recoverable cash advances	9,385	8,871
EIB finance agreement - Non-current	7,093	6,898
Synthetic warrants - Non-current	2,696	3,204
Total Other loan	9,789	10,102
Non-current	18,928	18,725
Current	246	248
Total Financial Debt	19,174	18,973

18.1.Financial debt related to recoverable cash advances

Recoverable cash advances received

As at June 30, 2025, the details of recoverable cash advances received can be summarized as follows:

	Contractual	Advances	Fixed	Variable
(in EUR 000)	advances	received	reimbursements*	reimbursements*
Sleep apnea device (6472)	1,600	1,600	588	8
First articles (6839)	2,160	2,160	628	24
Clinical trial (6840)	2,400	2,400	510	13
Activation chip improvements (7388)	1,467	1,467	88	18
Total	7,627	7,627	1,814	63

*Excluding interests

During the six months ended June 30, 2025, the Company made no reimbursements and did not receive any new amounts.

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

	As at
	June 30,	December 31,
(in EUR 000)	2025	2024
Contract 6472	1,814	1,711
Contract 6839	2,467	2,332
Contract 6840	2,979	2,819
Contract 7388	2,125	2,009
Total recoverable cash advances	9,385	8,871
Non-current	9,139	8,623
Current	246	248
Total recoverable cash advances	9,385	8,871

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) and sales-dependent reimbursements (variable repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) as well as sales-dependent reimbursements (variable repayment) beyond 12 months are recorded under “Non-current” liabilities.

Changes in the recoverable cash advances can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	8,871	8,674
Initial measurement and re-measurement	(25)	(18)
Discounting impact	539	519
As at June 30	9,385	9,175

A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. The Company tested reasonable sensitivity to changes in revenue projections of +/- 25% and in the discount rates of +/- 25%. The table hereunder details the sensitivity results:

Fair Value of Liabilities as of end of 2025 (in EUR 000)	Variation of revenue projections
Variation of discount rates *	-25%	0%	25%
-25%	9,786	10,152	10,400
0%	8,947	9,385	9,687
25%	8,213	8,705	9,049

* A change of -25% in the discount rates implies that the discount rate used for the fixed part of the recoverable cash advances is 3.8% instead of 5% while the one used for the variable part is 9.4% instead of 12.5%.

An increase of 25% of revenue projections implies, if discount rates does not change, an increase of the expected liability as repayment of the liability is accelerated.

An increase of 25% of the discount rate decreases the expected liability if revenue projections remain unchanged.

18.2.Financial debt related to loan facility agreement and synthetic warrants agreement

On July 3, 2024 the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The agreement is backed by the European Commission’s InvestEU program. The Company plans to use the funding for research and development, and for scaling-up its manufacturing capacity to meet demand in Europe and the U.S. The €37.5 million facility is divided into three tranches: €10 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule. The various tranches do not contain revenue or liquidity covenants.

The first tranche A for an amount of €10 million, was disbursed on July 26, 2024.

In connection with the loan facility agreement, and as a condition to drawdown thereunder, the Company also entered into a “synthetic warrant agreement” with the EIB. Under the synthetic warrant agreement, in consideration for the facility, in connection with each tranche of the facility, the EIB will be granted “synthetic warrants” with a duration of 20 years. The number and strike price of the synthetic warrants will be calculated based on tranche-specific formulas provided for in the synthetic warrant agreement. The synthetic warrants can be exercised as of the maturity date of the relevant tranche of the facility or, in exceptional situations, earlier. Such synthetic warrants will entitle the EIB to receive from the Company a cash consideration equal to the 20-day volume weighted average price of a share in the Company on the stock exchange, reduced by the applicable strike price per synthetic warrant, and multiplied by the number of synthetic warrants that the EIB exercises. In connection with Tranche A, the EIB has been granted 468,384 synthetic warrants with a strike price of €8,54 that the EIB can exercise after the maturity of Tranche A (5 years) or, in exceptional situations, earlier.

Change in loan facility can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	6,898	—
Effective interest rate adjustment	195	—
As at June 30	7,093	—

Change in synthetic warrants can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	3,204	—
Fair value adjustment	(508)	—
As at June 30	2,696	—

Change in prepayment option can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	112	—
Fair value adjustment	58	—
As at June 30	170	—

19.Provisions

	As at June 30,	As at December 31,
(in EUR 000)	2025	2024
Provision for constructive obligation	309	672
Other provisions	95	328
Total provisions	404	1,000

The Company has a constructive obligation related to the ongoing replenishment of certain consumable components, based on business practices and customer expectations.

On May 30, 2025, the Company was sued in the U.S. District Court of Delaware by Inspire Medical, Inc. (“Inspire”) for the alleged infringement of 3 Inspire patents (US Patent Nos: 10,898,709, 11,806,526, and 11,850,424). The complaint requests customary remedies for patent infringement, including (i) a judgment that the Company has infringed and is infringing the Inspire Patents, (ii) damages, (iii) attorneys’ fees, (iv) a permanent injunction preventing the Company from infringing the Inspire Patents and (v) costs and expenses. The Company subsequently engaged a counsel to represent the Company in this case. The Company intends to vigorously defend itself against the allegations brought forward in the Inspire complaint.

The Company expects to file a response to Inspire’s complaint by the August 25, 2025, agreed upon deadline.

Given the early stage of this litigation, the Company is unable to predict the likelihood of success of the Inspire claims against the Company or to quantify any risk of loss. Therefore, the Company has not accrued for any potential litigation losses as of June 30, 2025. Legal costs incurred in connection with this matter have been accrued through June 30, 2025, and are recognized in the Research and Development Expense on the line item “Consulting and contractors fees”. The Company will review the status of the litigation each quarter going forward for accrual purposes.

20.Trade payables

	As at
	June 30,	December 31,
(in EUR 000)	2025	2024
Payables	4,437	3,749
Invoices to be received	4,971	5,756
Total Trade payables	9,408	9,505

The decrease in total trade payables of €97,000 as at June 30, 2025 is due to a decrease in invoices to be received of €0.8 million which is partly compensated by an increase in trade payables of €0.7 million.

21.Income taxes and deferred taxes

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2025	2024	2025	2024
Current tax income/(expense)	(275)	(434)	(407)	(547)
Deferred tax income/(expense)	(3)	(7)	3	(4)
Total Income Tax Income/(Expense)	(278)	(441)	(404)	(551)

For the six months ended June 30, 2025, the current tax expense mainly relates to (i) an increase of income tax payable by certain of the Company’s subsidiaries for an amount of €286,000 (2024: €172,000), and (ii) an additional accrual of the liability for uncertain tax positions for an amount of €121,000 (2024: €243,000).

The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in. The current tax liability of €4.0 million mainly relates to a liability for uncertain tax positions for an amount of €3.8 million.

22.Other liabilities

	As at
	June 30,	December 31,
(in EUR 000)	2025	2024
Holiday pay accrual	774	903
Salary	2,583	3,354
Accrued expenses	963	511
Foreign currency swaps and forwards - current	—	353
Other	1,451	1,103
Total other liabilities	5,771	6,224

The decrease by €453,000 in other liabilities as at June 30, 2025, is mainly due to a decrease by €0.9 million in payroll related liabilities and a decrease by €353,000 in the fair value of the foreign currency swaps and forwards. We refer to note 23. The decrease is partly offset by an increase of €452,000 in accrued expenses and an increase of €348,000 in Other.

As at June 30, 2025, Other mainly consists of an outstanding liability related to the continued development of the Company’s strategic R&D project of which € 0.9 million (2024: €0.9 million) is recorded as current other liability and €379,000 (2024: €0.8 million) as non-current other liability.

23.Foreign currency swaps and forwards

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps and forwards. There have not been any transfers of level 3 categories during the year.

The Company has entered into several foreign currency swaps and forwards for which the notional amounts are detailed in the table below:

	As at
	June 30,	December 31,
(in EUR 000)	2025	2024
Foreign currency swaps EUR - USD (in EUR)	3,500	5,000
Foreign currency swaps EUR - USD (in USD)	4,006	5,451
Foreign currency forwards EUR - USD (in EUR)	2,000	4,000
Foreign currency forwards EUR - USD (in USD)	2,111	4,277
Foreign currency swaps EUR - ILS (in EUR)	8,000	—
Foreign currency swaps EUR - ILS (in ILS)	1,953	—
Foreign currency forwards ILS - EUR (in ILS)	2,414	—
Foreign currency forwards ILS - EUR (in EUR)	10,000	—
Foreign currency swaps ILS - EUR (in ILS)	3,371	—
Foreign currency swaps ILS - EUR (in EUR)	14,000	—

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at June 30, 2025
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency swaps	—	231	—	231
Foreign currency forwards	—	262	—	262

The fair value is determined by the financial institution and is based on foreign currency swaps and forwards rates and the maturity of the instrument. All foreign currency swaps are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial assets is detailed as follows:

(in EUR 000)	2025	2024
Opening value at January 1	—	343
Fair value adjustments	493	(314)
Closing value at June 30	493	29

The change in the balance of the financial liabilities is detailed as follows:

(in EUR 000)	2025	2024
Opening value at January 1	353	90
Settled contracts	(353)	—
Fair value adjustments	—	(26)
Closing value at June 30	—	64

24.Results of operation

Revenue and cost of goods sold

In the six months ended June 30, 2025, the Company generated revenue for the amount of €2.4 million (2024: €2.0 million). In the three months ended June 30, 2025, the Company generated revenue for the amount of €1.3 million (2024: €0.8 million).

Revenue is recognized based on the satisfaction of performance obligations identified in customer contracts. Performance obligations are satisfied when control of the Genio® system is transferred to the customer, either upon shipment or delivery, depending on contractual terms. Prior to 2024, the Genio® system, delivered as a bundled kit, was treated as a single performance obligation, recognized at a point in time. However, as from 2024 due to evolving commercial arrangements, the Company has identified a separate performance obligation related to the replenishment of additional disposable patches beyond the initial shipment. As a result, a portion of the transaction price is now allocated to these future deliveries, with revenue deferred and recognized upon transfer of control.

The contract liability included in the consolidated balance sheet is related to revenue attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient quarterly following the patient implants. The current contract liability amounts to €460,000 while the non-current contract liability amounts to €225,000. The revenue recognized in the six months ended June 30, 2025 that was included in the contract liability balance at the beginning of the period amounts to €165,000.

For the six-month period ended June 30, 2025 the sales (based on country of customer) were generated in Germany (€2.1 million), England (€268,000) and UAE (€32,000) (2024: Germany: €1.6 million, Switzerland: €306,000,Spain: €72,000 and Italy: €46,000). For the six-month period ended June 30, 2025, the Company has had two customers with individual sales larger than 10% of the total revenue (2024: Two customers with individual sales larger than 10% of the total revenue).

For the three-month period ended June 30, 2025 the sales (based on country of customer) were generated in Germany (€1.2 million) and England (€165,000) (2024: Germany: €0.7 million, Switzerland: €96,000 and Spain: €24,000).

Cost of goods sold for the three and six months ended June 30, 2025 and 2024:

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2025	2024	2025	2024
Purchases of goods and services (*)	843	1,961	1,512	2,518
Inventory movement	(353)	(1,680)	(616)	(1,783)
Total cost of goods sold	490	281	896	735

(*) Including purchases of raw material, direct labour allocation, indirect labour allocation, fees of subcontractors, warranty and shipping cost (direct)

Operating expenses

The tables below detail the operating expenses for the six months ended June 30, 2025 and 2024:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	20,602	(1,554)	19,048
Selling, general and administrative expenses	23,063	—	23,063
Other income/(expense)	(171)	56	(115)
For the six months ended June 30, 2025	43,494	(1,498)	41,996

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	17,965	(3,294)	14,671
Selling, general and administrative expenses	12,355	—	12,355
Other income/(expense)	(247)	(2)	(249)
For the six months ended June 30, 2024	30,073	(3,296)	26,777

The tables below detail the operating expenses for the three months ended June 30, 2025 and 2024:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	10,750	(691)	10,059
Selling, general and administrative expenses	10,672	—	10,672
Other income/(expense)	(56)	25	(31)
For the three months ended June 30, 2025	21,366	(666)	20,700

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	8,604	(1,132)	7,472
Selling, general and administrative expenses	6,383	—	6,383
Other income/(expense)	(53)	(5)	(58)
For the three months ended June 30, 2024	14,934	(1,137)	13,797

Research and Development expenses

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2025	2024	2025	2024
Staff costs	3,700	3,243	8,280	7,213
Consulting and contractors’ fees	2,975	1,077	3,823	2,036
Q&A regulatory	43	140	119	243
IP costs	98	32	178	32
Depreciation and amortization expense	418	348	829	679
Travel	434	285	713	530
Manufacturing and outsourced development	1,292	750	2,600	2,513
Clinical studies	1,396	2,200	3,250	3,705
Other expenses	355	425	742	588
IT	39	104	68	426
Capitalized costs	(691)	(1,132)	(1,554)	(3,294)
Total research and development expenses	10,059	7,472	19,048	14,671

Before capitalization of €1.6 million for the six months ended June 30, 2025 and €3.3 million for the six months ended June 30, 2024, research and development expenses increased by €2.6 million or 14.7%, from €18.0 million for the six months ended June 30, 2024, to €20.6 million for the six months ended June 30, 2025, due to a combined effect of the higher R&D activities and consulting fees, this increase was offset by a decrease in clinical study expenses. Additionally, IT costs decreased due to the initiation of a new ERP implementation in 2023.

In May 2025, the Company became involved in an intellectual property litigation in the United States. For more information, we refer to note 19 – Provisions.

Before capitalization of €0.7 million for the three months ended June 30, 2025 and €1.1 million for the three months ended June 30, 2024, research and development expenses increased by €2.1 million or 24.9%, from €8.6 million for the three months ended June 30, 2024, to €10.8 million for the three months ended June 30, 2025, due to an increase of R&D activities, higher consulting fees and higher manufacturing expenses; this increase was offset by a decrease of the clinical study expenses.

Selling, General and Administrative expenses

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2025	2024	2025	2024
Staff costs	6,326	2,293	13,270	4,876
Consulting and contractors’ fees	2,639	2,659	5,845	4,223
Legal fees	217	105	479	582
Rent	124	179	230	344
Depreciation and amortization expense	356	311	719	589
IT	587	213	1,045	586
Travel	410	414	1,168	598
Insurance fees	108	139	221	261
Other	(95)	70	86	296
Total selling, general and administrative expenses	10,672	6,383	23,063	12,355

Selling, general and administrative expenses increased by €10.7 million or 86.7 % from €12.4 million for the six months ended June 30, 2024 to €23.1 million for the six months ended June 30, 2025, mainly due to an increase of costs to support the commercialization of the Genio® system and the Company’s overall scale-up preparations for the commercialization of the Genio® system in the U.S. following receipt of FDA approval. Consulting and contractor fees also includes a provision for an amount of €390,000 recognized under IAS 37 for the estimated future costs related to the replenishment of certain consumable components, reflecting a constructive obligation arising from business practices.

Selling, general and administrative expenses increased by €4.3 million or 67.2 % from €6.4 million for the three months ended June 30, 2024 to €10.7 million for the three months ended June 30, 2025, mainly due to an increase of costs to support the commercialization of the Genio® system and the Company’s overall scale-up preparations for the commercialization of the Genio® system in the U.S. following receipt of FDA approval.

Other operating income / ( expenses)

The Company had other operating income of €115,000 for the six months ended June 30, 2025 compared to other operating income of €249,000 for the six months ended June 30, 2024.

The Company had other operating income of €31,000 for the three months ended June 30, 2025 compared to other operating income of €58,000 for the three months ended June 30, 2024.

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2025	2024	2025	2024
Recoverable cash advances
Initial measurement and re-measurement	7	5	25	18
R&D incentives	49	137	110	251
Capitalization of R&D incentive	(25)	(84)	(56)	(20)
Other income/(expenses)	—	—	36	—
Total Other Operating Income/(Expenses)	31	58	115	249

The other operating income for the six-month period ended June 30, 2025, contains the R&D incentive in Australia and Belgium. The incentives to be received relate to development expenses incurred by the subsidiary in Australia and Belgium. For the six-month period ended June 30, 2025, €56,000 has been deducted from the expenses capitalized in relation to this R&D incentive. The R&D incentive and capitalization of R&D incentive for the six-month period ended June 30, 2024 also includes a correction of the R&D incentive in Belgium on the investments of 2023 for an amount of €93,000.

25.Employee benefits

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2025	2024	2025	2024
Salaries	8,073	4,226	16,418	8,958
Social charges	758	459	1,619	1,091
Pension charges	128	164	299	220
Share-based payment	887	540	2,862	1,499
Other	180	147	352	321
Total employee benefits	10,026	5,536	21,550	12,089

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2025	2024	2025	2024
Selling, general and administrative expenses	6,326	2,293	13,270	4,876
Research & Development expenses	3,700	3,243	8,280	7,213
Total employee benefits	10,026	5,536	21,550	12,089

We refer to note 24 for more details on the increase in total employee benefits.

26.Financial income

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2025	2024	2025	2024
Interests	513	472	1,458	970
Exchange differences	2,164	1,593	2,951	2,498
Fair value adjustment foreign currency swaps and forwards	219	—	493	—
Fair value adjustment synthetic warrants	(43)	—	508	—
Fair value adjustment prepayment option	(1)	—	58	—
Other	6	4	12	9
Total financial income	2,858	2,069	5,480	3,477

The financial income increased from €3.5 million for the six - month period ended June 30, 2024 to €5.5 million for the six - month period ended June 30, 2025. This increase can mainly be explained by the fair value adjustments on foreign currency swaps and forwards and on synthetic warrants. In addition, there was also an increase in interest income.

For the six - month period ended June 30, 2025, exchange gains amount to €3.0 million (three - month period ended June 30, 2025: €2.2 million), mainly driven by the monthly revaluation on balance sheet items and realized exchange gains on currency swaps and forwards and USD financial assets (note 15).

For the six - month period ended June 30, 2025, total interest income amounted to €1.5 million (three month period ended June 30, 2025: €0.5 million). This interest income relates to the term accounts.

More information on the fair value adjustment foreign currency swaps and forwards can be found in note 23.

The fair value adjustments of synthetic warrants and prepayment option are related to the EIB loan facility agreement. More information can be found in note 18.

27.Financial expense

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2025	2024	2025	2024
Fair value adjustment foreign currency swaps and forwards	—	(24)	—	288
Recoverable cash advances, Accretion of interest	269	259	539	519
Interest and bank charges	373	57	761	120
Interest on lease liabilities	35	36	71	74
Exchange differences	2,772	1,115	6,141	1,435
Other	(112)	2	67	—
Total financial expense	3,337	1,445	7,579	2,436

The financial expenses increased from €2.4 million for the six - month period ended June 30, 2024 to €7.6 million for the six - month period ended June 30, 2025 mainly due to an increase in exchange differences.

The exchange losses amounting to €6.1 million for the six - month period ended June 30, 2025 mainly relate to the revaluation of both the Company’s USD cash balance and USD financial assets:

Nyxoah holds both EUR and USD balances, each used to settle expenses in their respective currencies.

While Nyxoah does hedge a few transactions using swap contracts, the Company does not apply hedge accounting. The swap instruments are short-term and mainly used to manage transactional exposures in GBP, ILS, and CHF. Although GBP sales are expected to cover GBP costs going forward, some contracts have been used to address short-term needs. In addition, a few swaps were used to neutralize the currency impact of our USD-denominated T-bills, which were purchased using EUR balances for convenience, in line with the portfolio allocation approved by the board.

The main contributor to the currency loss is explained by the fact that Nyxoah consolidates in EUR, but the majority of the cash is held in USD to cover future USD expenses. As a result, the recent appreciation of the euro, approximately 12.81% between January 1 and June 30, 2025, has led to a significant unrealized FX loss upon translation of USD cash during consolidation.

More information on the fair value adjustment foreign currency swaps and forwards can be found in note 23.

The discounting impact of the recoverable cash advances is further detailed in note 18 above.

The increase in interest and bank charges for the three month period ended June 30, 2025 can be explained by the interest charge on the EIB financial debt.

28.Earnings/ (Loss) Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for June 2025 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
As at June 30, after conversion and share split
Outstanding common shares at period-end	37,435,640	34,373,015	37,435,640	34,373,015
Weighted average number of common shares outstanding	37,431,255	30,744,220	37,429,260	29,706,019
Number of shares resulting of the exercise of outstanding warrants	2,797,941	1,946,981	2,797,941	1,946,981

Basic and Diluted EPS for the three and six - month period ended June 30, 2025 and 2024 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Loss of year attributable to equity holders (in EUR)	(20,607,000)	(13,124,000)	(42,991,000)	(25,030,000)
Weighted average number of common shares outstanding (in units)	37,431,255	30,744,220	37,429,260	29,706,019
Basic earnings per share in EUR (EUR/unit)	(0.551)	(0.428)	(1.149)	(0.843)
Diluted earnings per share in EUR (EUR/unit)	(0.551)	(0.428)	(1.149)	(0.843)

29.Other commitments

On June 27, 2025, the Company entered into an agreement with a key supplier to make a progress payment of USD 1,150,000 related to manufacturing services and inventory purchases. Although the payment was made in July 2025, the Company had committed to the prepayment as of June 30, 2025, in accordance with the agreement terms.

30.Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

30.1.  Remuneration of Key Management

Key management consists of the members of executive management.

For the period ended June 30, 2025, executive management consisted of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief Commercial Officer (CCO) and the Chief Technology Officer (CTO) of the Company. For the period ended June 30, 2025, the table below includes the remuneration package of all members of executive management.

For the period ended June 30, 2024, executive management consisted of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Chief Technology Officer (CTO) of the Company. For the period ended June 30, 2024, the table below includes the remuneration package of all members of executive management.

	For the three months ended		For the six months ended
	June 30,		June 30,
(in EUR 000)	2025	2024	2025	2024
Short-term remuneration & compensation (1)	751	480	1,425	951
Post-employment benefits	14	6	35	11
Share based payment (2)	229	97	554	329
Total	994	583	2,014	1,291

(1) Includes base remuneration, fringe benefits, short term (one-year) performance related bonus (i.e. variable remuneration), sign-on bonuses.

(2) Warrant expense under IFRS 2.

30.2.  Relationship and transactions with non-executive directors and holders of more than 3% of our share capital:

	For the six months ended		For the six months ended
	June 30, 2025		June 30, 2024
	Set up of	Board	Set up of	Board
(in EUR 000)	Production Line	Remuneration	Production line	Remuneration
Cochlear	52	—	176	—
Robert Taub (until June 12, 2024)/Robelga SRL (since June 12, 2024)	—	59	—	60
Kevin Rakin	—	32	—	32
Pierre Gianello	—	27	—	45
Jurgen Hambrecht	—	32	—	33
Rita Mills	—	39	—	35
Giny Kirby	—	25	—	33
Wildman Ventures LLC	—	38	—	52
Total	52	252	176	290
Amounts outstanding at period-end	—	110	—	110

	For the three months ended		For the three months ended
	June 30, 2025		June 30, 2024
	Set up of	Board	Set up of	Board
(in EUR 000)	Production Line	Remuneration	Production line	Remuneration
Cochlear	—	—	—	—
Robert Taub (until June 12, 2024)/Robelga SRL (since June 12, 2024)	—	31	—	29
Kevin Rakin	—	16	—	16
Pierre Gianello	—	13	—	28
Jurgen Hambrecht	—	16	—	18
Rita Mills	—	19	—	15
Giny Kirby	—	13	—	12
Wildman Ventures LLC	—	14	—	29
Total	—	122	—	147
Amounts outstanding at period-end	—	110	—	110

For the period ended June 30, 2025, our non-executive directors were: Robert Taub (until June 12, 2024), Robelga SRL (permanently represented by Robert Taub) (as from June 12, 2024), Jürgen Hambrecht, Kevin Rakin, Rita Johnson-Mills, Virigina Kirby, Wildman Ventures, LLC (permanently represented by Daniel Wildman) and Pierre Gianello.

The warrant expense under IFRS 2 related to the warrants that were granted to the non-executive directors amounted to €0.8 million for the period ended June 30, 2025, (€218,000 for the period ended June 30, 2024).

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated January 2023, related to the transfer of assets and related support for the setting up of a production line in the U.S. This statement scope of work led to a financial impact of €52,000 for the six months ended June 30, 2025 and impact of €176,000 for six months ended June 30, 2024 and was recognized as part of assets under construction.

On September 28, 2023, the Company announced a partnership with ResMed in Germany to increase OSA awareness and therapy penetration in the German market. The Company and ResMed Germany will establish a continuum of care that will educate and guide OSA patients in the German market from diagnosis through treatment. Together, the companies will work to accelerate patient identification and better support patient set-up on the appropriate therapy.

Effective October 1, 2024, the Company entered into a collaboration agreement with Man & Science SA to develop a miniaturized injectable neuromodulation device. The Company retains exclusive rights for its use in treating obstructive sleep apnea.

30.3.  Relationship and transactions with members of key management

For the period ended June 30, 2025, our key management consisted of the members of executive management: Olivier Taelman (CEO), John Landry (CFO), Scott Holstine (CCO) and Bruno Onkelinx (CTO).

For the period ended June 30, 2024, our key management consisted of the members of executive management: Olivier Taelman (CEO), Loic Moreau (CFO), and Bruno Onkelinx (CTO).

From September 1, 2021 until August 19, 2024, Olivier Taelman performed his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman. As from August 19, 2024, Olivier Taelman temporarily relocated to the U.S. Since then, he performs his function as CEO of the Company partially on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman and partially as an employee of Nyxoah Inc.

Loïc Moreau and Bruno Onkelinx are employees of Nyxoah SA. John Landry and Scott Holstine are employees of Nyxoah Inc.

Members of our key management were granted warrants during the period ended June 30, 2025 and June 30, 2024.

31.Events after the Balance-Sheet Date

In July 2025, the Company reorganized its global R&D function and expects to transition all ongoing R&D activities from Israel to the U.S. and Belgium. This organizational change was considered a potential indicator of impairment; however, based on the impairment assessment performed, no impairment was identified.

On August 8, 2025, the Company received FDA marketing approval for its Genio® system, enabling the commercial launch in the United States. This confirms the Company’s transition into a full commercial stage company which is expected to have a positive impact on the Company’s revenue beginning in the second half of 2025.

RESPONSIBILITY STATEMENT

We certify that, to the best of our knowledge,

a)	the condensed consolidated interim financial statement, prepared in accordance with the applicable standards for financial statements, give a true and fair view of the assets, liabilities, financial position and results of the Company and the undertakings included in the consolidation taken as a whole; and
b)	this interim management report provides a true and fair overview of the development, results and the position of the Company and the undertakings included in the consolidation taken as a whole, as well as a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, August 18, 2025.

On behalf of the board of directors

Robelga SRL	Olivier Taelman
(permanently represented by Robert Taub)	CEO
Chairman